1-14491

02020010

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

MARCH 6, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

Contact

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations

Joana Dark Fonseca Serafim
Investor Relations
(41) 312-6862
jserafim@timsul.com.br

Rafael J. Caron Bósio
Investor Relations
(41) 312-6623
rbosio@timsul.com.br

Website
http://www.timsul.com.br/tcf

TELE CELULAR SUL PARTICIPAÇÕES S.A. ANNOUNCES MATERIAL FACT

Curitiba, March 05, 2002 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces material fact.

In compliance with para. 4, art. 157 of Law n° 6404/76 and pursuant to CVM Instruction n° 31/84, the shareholders of **Tele Celular Sul Participações S.A.** ("Company") and the market at large are hereby informed that the meeting of the Board of Directors held on February 28, 2002, decided to submit to the Company's Special General Meeting to be convened in due time: **(i)** a proposal to increase the Company's capital by capitalizing, in behalf of Bitel Participações S.A. ("BITEL"), the tax credit originating from the amortization of the premium absorbed as a consequence of TSU's spin-off, allowed under paragraph 1, article 7 of CVM Instruction n° 319/99 and as provided in Clause 8 of TSU's Spin-off Protocol, amounting to seventeen million, six hundred and thirty-three thousand, fifty-two Real and twenty-four cents (R$ 17,633,052.24). The preemptive right of the other shareholders to subscribe such capital increase is guaranteed, proportionate to their shareholding interest; **(ii)** a proposal to capitalize the excess amount of the Retained Earnings Accounts, amounting to sixty-two million of real (R$ 62,000.000.00), on the basis of Article n° 199 of Law 6404/76, no shares being issued.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: March 6, 2002

By: ______________________________
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer